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Q4/09 Trading Statement

January 29, 2010
7.00am (GMT) – 8.00am (CET)

This trading statement provides basic information for the quarter ended December 31, 2009, including data on the economic environment as well as OMV's performance during the period. The data on the economic environment shows the evolution of the relevant crude prices and exchange rates. For the E&P segment, we provide details and comment on the expected development of production volumes and the key drivers of this development. An overview on refining margins and performance drivers for the R&M and G&P businesses is also included.

The OMV Group Q4/09 results will be published on February 25, 2010. The information contained herein is subject to change and may differ from the final numbers that will be reported.

Economic environment

	Q4/08	Q1/09	Q2/09	Q3/09	Q4/09
Average Brent price in USD/bbl	55.48	44.46	59.13	68.08	**74.53**
Average Urals price in USD/bbl	54.65	43.73	58.36	67.88	**74.27**
Average EUR-USD FX rate	1.317	1.303	1.362	1.430	**1.478**
Average EUR-RON FX rate	3.818	4.268	4.196	4.226	**4.268**
Average USD-RON FX rate	2.899	3.279	3.081	2.956	**2.888**

Source: Reuters

Exploration and Production

	Q4/08	Q1/09	Q2/09	Q3/09	Q4/09
Total hydrocarbon production in boe/d	318,000	308,000	315,000	317,000	**327,000**
thereof Petrom group	192,000	192,000	185,000	185,000	**187,000**

Production increased significantly due to the completion of planned maintenance works in the sour gas plant Aderklaa (Austria) as well as increased production in Libya. At Petrom, the ramp-up of production of the oil field Komsomolskoe (Kazakhstan) had a positive impact on production. The price differential between Brent and OMV's realized crude price is expected to be greater than the differential for Q3/09 due to a lower overall positive impact from hedging. For more details on hedging please refer to page 2. The Romanian regulated gas price for producers in RON remained unchanged vs. Q3/09. Exploration expenses in Q4/09 were below the level of the previous quarter. To the extent that rising prices related to volumes remaining in inventory at the quarter end, these unrealized profits will be eliminated in the consolidation line.

Refining and Marketing

	Q4/08	Q1/09	Q2/09	Q3/09	Q4/09
NWE refining margin in USD/bbl [1]	8.82	4.52	2.30	3.26	**2.82**
Med Urals refining margin in USD/bbl [1]	5.59	3.59	1.50	1.65	**1.56**
OMV indicator refining margin in USD/bbl [2]	7.25	4.26	1.64	1.30	**0.79**
Total refining sales in mn t	5.72	5.28	5.34	5.55	**5.30**

[1] Source: Reuters [2] Actual refining margins realized by OMV may vary from the OMV indicator refining margin as well as from the market margins due to factors including a different crude slate, product yield and operating conditions.

The very low level of middle distillate spreads continued; the OMV indicator refining margin declined compared to the previous quarter as a consequence of lower gasoline spreads coupled with the effect of a further rise in the crude price vs. Q3/09, which increased the costs of own consumption especially at Petrom. At the same time, higher crude prices generated inventory-holding gains (positive CCS effects). Group refining sales volumes decreased, mainly because the Arpechim refinery was shut down in November due to the unfavorable market environment. Petrochemicals performance was impacted by lower volumes and realized margins. In Marketing, both the retail and commercial volumes as well as margins came in lower vs. Q3.

Gas and Power

	Q4/08	Q1/09	Q2/09	Q3/09	Q4/09
Combined gas sales volumes in bcm	3.94	4.52	2.08	2.16	**4.30**
thereof Petrom group	1.32	1.40	0.84	0.99	**1.37**

Sales volumes in the supply, marketing and trading business increased 9% vs. Q4/08 while margins were somewhat lower. EconGas' volumes rose by 13% vs. Q4/08 due to lower temperatures and higher sales volumes abroad, driven by higher volumes of subsidiaries and wholesale deals. Sales volumes at Petrom increased 3% vs. Q4/08 while overall Romanian market demand was largely stable. In the transportation business, additional capacity was sold through WAG and HAG pipelines and the start-up of the additional facilities on the TAG pipeline led to a volume increase vs. Q4/08. The storage business recorded nearly the same volumes sold as in Q4/08. Doljchim continues to face a challenging market. The closure of the plant is scheduled for 2010.

Financial Income and at-equity consolidated companies

Net interest charges are expected to be significantly higher than in previous quarters partly due to a provision for interest charges relating to the tax review for Petrom (discussed below). The Borealis result was affected by the expected seasonal decline in an overall unchanged market environment. The Petrol Ofisi result was impacted by seasonally lower demand.

Identified special items and hedging

Net special charges of approx. EUR 120 mn relate to personnel restructuring costs as well as the impairments of Petrom refining assets consequent upon the revised investment plan announced in December. OMV entered into crude oil hedges for 2010 in Q2/09 for a volume of 63,000 bbl/d, securing a price floor of USD 54/bbl via the sale of a price cap of USD 75/bbl. In Q4/09, these hedges burdened EBIT with EUR (11) mn. Hedges established in 2008 for 2009 activities contributed a positive EUR 33 mn to the Q4/09 E&P EBIT.

Tax

In Q4/09, Petrom was subject to a final tax review for the years 2004 to 2008. In expectation of the outcome of this process, total provisions across EBIT, financial items and tax expenses of approx. EUR 55 mn were booked in Q4/09. This factor combined with a proportionally larger contribution to earnings from higher taxed E&P territories, will produce a significantly higher effective tax rate in Q4/09 than is usual.

This trading statement contains forward looking statements, particularly those regarding hydrocarbon production; refining, retail marketing and petrochemical margins; refining and marketing sales; gas storage and gas sales volumes; identified special items and the effective tax rate. These forward looking statements are subject to risks, uncertainties and assumptions. These forward looking statements are only predictions based on OMV's current expectations and anticipated trends in its business. The actual results may differ materially from those expressed or implied by the forward looking statements and may include important unidentified or currently undisclosed items. Neither OMV nor any other person assumes responsibility for the accuracy and completeness of any of these forward looking statements. OMV will not update this trading statement to actual results or revised expectations. The information in this statement has not been audited.

For further information please contact: Angelika Altendorfer-Zwerenz, Investor Relations